Exhibit 99.1

Qudian Inc. Announces Change to Board of Directors

XIAMEN, China, September 23, 2020 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced that Mr. Rocky Ta-Chen Lee has tendered his resignation as a director of the Company’s board of directors for personal reasons. Mr. Lee’s resignation was effective as of September 23, 2020. The Company would like to express its gratitude for services provided by Mr. Lee.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com